Woodpecker Technologies, LLC
Statement of Cash Flows
(Unaudited)

	For the Period June 30, 2017 (Inception) to December 31, 2017
Cash flows from operating activities:	
Net loss	$ (10,202)
Changes in operating assets and liabilities:	
Due to chief executive officer	9,696
Net cash used in operating activities	(506)
Cash flows from investing activities	-
Net cash used in investing activities	-
Cash flows from financing activities:	
Proceeds from membership units	1,480
Net cash provided by financing activities	1,480
Net cash increase for period	974
Cash at beginning of period	-
Cash at end of period	$ 974
Supplemental disclosure of cash flow information:	
Cash paid during the period for:	
Income taxes	$ -
Interest	$ -